October 9, 2017

RE: Get cash now from your Pendrell investment.

Dear Investor,

Good news!  Now you can sell your Pendrell Corporation investment and regain control of your money.  Right now, MacKenzie Capital Management, LP will pay you $1.00 per Share. Now you can do what you want with your money—move it to a more liquid investment, pay off your bills, or buy something you really need. But this offer expires on November 6, 2017, so you must act soon.  If you own your Shares in a brokerage account, you need to let your brokerage firm know you wish to tender your Shares.

Why take advantage of this opportunity today?
•	Guarantee your cash now. Pendrell has an infinite life, and it is soon delisting and "going dark." Sell today and ensure you get your money out from this security.
•
Regain control over your investments. It's your money, but you soon won't be able to access it. Now you can move your money into a liquid investment or simply cash out and pay your bills. The Shares are, for now, traded on the NASDAQ under the symbol "PCO" but there is a relatively low volume of trades (average of 76,154 Shares per day) and the Corporation intends to terminate its listing and "go dark" on or shortly after November 30, 2017. The Shares have traded at prices between $5.89 and $7.61 per Share over the past 52 weeks.  The most recent trade prior to publication of this Offer was $6.85 per Share on October 3, 2017.

•	Sell without broker fees or commissions. With us, these fees and commissions are eliminated. We take care of all the paperwork to transfer the Shares.
•
Eliminate the long and uncertain waiting period. Private and non-traded securities like Pendrell will soon be can be very difficult to sell. It can take weeks or months to find an interested buyer! But now you can sell your Shares and get your money out.

If you act today, you can get your cash now. We will mail your check within three business days after Pendrell confirms the transfer.  MacKenzie has been in the business of buying private investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million under management. There are no financing contingencies with this offer.

Please carefully read the Offer to Purchase and Assignment Form. If you choose to sell your Shares to us, please fill out the enclosed form and return it to us today so we can send you your money. If you have any questions, please email us at offers@mackenziecapital.com or call us at (925) 631-9100.

Sincerely,
Robert Dixon
Managing Director

P.S. Remember, this offer expires November 6, 2017 (unless extended). So don't delay. Fill out and mail in the Pendrell Assignment Form today so we can transfer the Shares and rush you a check once the Offer expires.

P.P.S. If you own your Shares in a brokerage account, you need to instruct your broker to tender your Shares prior to the Expiration Date, and you will be paid within one business day of the Expiration Date.